



10016452

October 15, 2010

RECEIVED
2010 OCT 18 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 107/2010**

  Subject: Invitation letter to shareholders to propose AGM agenda and name of the Company's director.

  Date: October 15, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Wichian Mektrakarn
Chief Executive Officer
Advanced Info Service Plc.

Enclosure

10/19

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
October 15, 2010

RECEIVED
2010 OCT 18 P 1: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AIS-CP 107/2010

October 15, 2010

Subject: Invitation letter to shareholders to propose AGM agenda and name of the Company's director.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc ("The Company") would like to inform the Stock Exchange of Thailand that in accordance with the principle of good corporate policy relating to the promotion of shareholders' rights, the Company is inviting its shareholders to propose agenda at the 2011 Annual General Meeting of Shareholders and to nominate qualified persons to be elected as the Company's director in advance. The details and criteria are disclosed on the Company's website http://investor.ais.co.th. The shareholders can submit the proposals and related documents from now until 14 January 2011.